Filed pursuant to Rule 424(b)(2)

Registration Nos. 333-157386 and 333-157386-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$50,000,000.00	$3,565.00(1)

(1)	The filing fee of $3,565.00 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. The registration fee of $3,565.00 due for this offering is offset against the $20,258.76 remaining of the fees most recently paid on August 9, 2010, of which $16,693.76 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)

Registration Nos. 333-157386 and 333-157386-01

Pricing Supplement No. 2010—MTNDD0681, Dated November 12, 2010

(To Prospectus Supplement Dated February 18, 2009 and Prospectus Dated February 18, 2009)

US$ 50,000,000 principal amount

Citigroup Funding Inc.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Notes Linked to the USDINR Due May 16, 2011

•	The notes will mature on May 16, 2011.

•	The notes will pay a fixed coupon at maturity of 5.656% per annum (2.65% for the term of the notes).

•

If the value of the U.S. dollar relative to the Indian rupee on the second business day prior to maturity (which we refer to as the valuation date), as measured by the USDINR exchange rate on the valuation date (which we refer to as the final exchange rate), is less than or equal to the strike exchange rate, at maturity you will receive a payment of principal equal to US$1,000 principal amount per note.

•

If the final exchange rate is greater than the strike exchange rate, at maturity you will receive US$1,000 minus the product of (i) US$1,000 and (ii) the currency percentage change per note. In this case, at maturity you will receive a payment of principal that is less than your investment in the notes and could be zero. Thus, in this case your investment in the notes will result in a loss of principal.

•	The notes will be issued in minimum denominations and integral multiples of US$1,000.

•	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price	$1,000.00	$50,000,000
Underwriting Discount	$0.00	$0.00
Proceeds to Citigroup Funding Inc.	$1,000.00	$50,000,000

It is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

We expect to deliver the notes on or about November 26, 2010. If the notes do not settle in T+9, purchasers who wish to trade the notes on the pricing date or the next business day(s) will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

RISK FACTORS RELATING TO THE NOTES

An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the value of the U.S. dollar relative to the Indian rupee, and other events that are difficult to predict and beyond our control.

Payment of Principal at Maturity May Be Less than Your Investment in the Notes

If the final exchange rate is greater than the strike exchange rate, at maturity you will receive US$1,000 minus the product of (i) US$1,000 and (ii) the currency percentage change per note. In this case, at maturity you will receive a payment of principal that is less than your investment in the notes and could be zero. Thus, in this case your investment in the notes will result in a loss of principal.

The Use of a Single Currency Return Instead of the Return on a Basket of Currencies May Lower the Return on Your Investment in the Notes

Because the return on the notes will be based exclusively on the performance of the U.S. dollar relative to the Indian rupee, as opposed to the performance of a basket of currencies, an increase in the value of U.S. dollar relative to the Indian rupee will lower the return on your investment in the notes, if any, and will not be offset by the performance of any other currency.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

If the final exchange rate is greater than the strike exchange rate by more than approximately 1.02464% (resulting in your receiving a principal amount at maturity that is less than the principal amount of your notes), the effective yield on the notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding (guaranteed by Citigroup Inc.) with a comparable maturity.

The Notes are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the Notes, and Any Actual or Anticipated Changes to its Credit Ratings or Credit Spreads May Adversely Affect the Market Value of the Notes

You are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

The Values of the U.S. Dollar and Indian Rupee Are Affected by Many Complex Factors

The value of any currency, including the U.S. dollar and Indian rupee, may be affected by complex political and economic factors. The value of the U.S. dollar relative to the Indian rupee, as measured by the USDINR exchange rate, is at any moment a result of the supply and demand for the U.S. dollar and the Indian rupee, and changes in the exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the Republic of India and the United States, as well as economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in the United States and the Republic of India, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by these and other countries important to international trade and finance.

Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of many nations are permitted to fluctuate in value relative to other currencies. However, governments sometimes do not allow their currencies to float freely in response to economic forces. Governments, including those of the United States and Republic of India, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with previously freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the U.S. dollar or Indian rupee specifically, or any other currency.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in the secondary market will be affected by supply of and demand for the notes, the value of the U.S. dollar relative to the Indian rupee, as measured by the USDINR exchange rate, and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

The USDINR Exchange Rate. We expect that the market value of the notes at any given time will likely depend substantially on the changes, if any, in the value of the U.S. dollar relative to the Indian rupee, as measured by the USDINR exchange rate, from the strike exchange rate. For example, decreases in the value of U.S. dollar relative to the Indian rupee (as measured by a decrease in the USDINR exchange rate from the strike exchange rate) may cause an increase in the market value of the notes because of the expectation that the payment of principal at maturity will equal $1,000 per note. Conversely, increases in the value of U.S. dollar relative to the Indian rupee (as measured by an increase in the USDINR exchange rate from the strike exchange rate) may cause a decrease in the market value of the notes because of the expectation that the maturity payment on the notes will decrease. If you choose to sell your notes when the value of the U.S. dollar has increased relative to the Indian rupee, as measured by the USDINR exchange rate being above the strike exchange rate, you will likely receive less than the amount you originally invested.

The value of the U.S. dollar relative to the Indian rupee will be influenced by complex and interrelated political, economic, financial and other factors that can affect the currency markets on which the U.S. dollar and Indian rupee are traded. Some of these factors are described in more detail in “—The Values of U.S. Dollar and Indian Rupee Are Affected by Many Complex Factors” above.

Volatility of the USDINR. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of the U.S. dollar relative to the Indian rupee changes, as measured by the USDINR exchange rate, the market value of the notes may change.

Interest Rates. We expect that the market value of the notes will be affected by changes in both U.S. interest rates and Indian interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase. In addition, decreases in Indian interest rates relative to interest rates in the United States may decrease the future value of the Indian rupee relative to the U.S. dollar, which would generally tend to decrease the value of the notes. Conversely, increases in Indian interest rates relative to U.S. interest rates may increase the value of the Indian rupee relative to the U.S. dollar, which would generally tend to increase the value of the notes. Interest rates may also affect the economies of the United States or of the Republic of India and, in turn the value of the U.S. dollar relative to the Indian rupee, as measured by the USDINR exchange rate.

Time Premium or Discount. As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the U.S. dollar relative to the Indian rupee the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the value of the U.S. dollar relative to the Indian rupee during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, thereby increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in the U.S. dollar or in the other instruments, such as options, swaps or futures, based upon the USDINR exchange rate or the U.S. dollar. This hedging activity could affect the market value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Fees and Projected Hedging Profits. The price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the notes will include, and secondary market prices are likely to exclude, the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transaction. Our affiliates may realize a profit from the expected hedging activity even if the market value of the notes declines. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

Citigroup Funding’s Credit Ratings, Financial Condition and Results of Citigroup Funding Inc. and Citigroup Inc. Actual or anticipated changes in the financial condition or results of Citigroup Funding or the credit ratings, financial condition, or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Historical Performance of the U.S. Dollar Relative To The Indian Rupee Is Not an Indication of the Future Performance of the U.S. Dollar Relative To The Indian Rupee

The historical performance of the U.S. dollar relative to the Indian rupee, as measured by the USDINR exchange rate, which is included in this pricing supplement, should not be taken as an indication of the future performance of the U.S. dollar relative to the Indian rupee during the term of the notes. Changes in the value of the U.S. dollar relative to the Indian rupee will affect the trading price of the notes, but it is impossible to predict whether the value of the U.S. dollar relative to the Indian rupee will rise or fall.

Even Though Currencies Trade Around the Clock, Your Notes Will Not

While the interbank market in foreign currencies is a global, around-the-clock market, your notes will not trade around the clock. Significant price and rate movements may take place in the underlying foreign exchange markets during hours when the notes are not traded that may be reflected when trading hours for the notes commence.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe to this information, but this information will not necessarily be reflected in the value of the U.S. dollar relative to the Indian rupee used to calculate the maturity payment on your notes. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If at any time Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

Citigroup Financial Products Inc. Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Financial Products Inc., which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Financial Products Inc.’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

The United States Federal Income Tax Consequences of the Notes Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. No ruling is being requested from the Internal Revenue Service with respect to the notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to treat the notes in a manner that significantly differs from the agreed-to treatment discussed under “Certain United States Federal income Tax Considerations” in this pricing supplement, and that any such guidance could have retroactive effect. Prospective investors should consult their tax advisors regarding the characterization of the notes.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus and prospectus supplement.

General

The Notes Linked to the USDINR Due May 16, 2011 (the “Notes”) are currency-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately six months. The Notes pay an amount at maturity that will depend on the Final Exchange Rate, which is the value of the U.S. dollar relative to the Indian rupee, as measured by the USDINR exchange rate, observed two business days prior to the Maturity Date (the “Valuation Date”). If the Final Exchange Rate is less than or equal to the Strike Exchange Rate, at maturity you will receive a payment of principal equal to US$1,000 principal amount per note. If the Final Exchange Rate is greater than the Strike Exchange Rate, at maturity you will receive US$1,000 minus the product of (i) US$1,000 and (ii) the Currency Percentage Change per note. In this case, at maturity you will receive a payment of principal that is less than your investment in the Notes and could be zero. Thus, in this case your investment in the Notes will result in a loss of principal.

The performance of the U.S. dollar relative to Indian rupee is measured by the USDINR exchange rate. The USDINR exchange rate reflects the amount of Indian rupees that can be exchanged for one U.S. dollar. Thus, an increase in the USDINR exchange rate means that the value of the U.S. dollar has increased relative to the Indian rupee. For example, if the USDINR Exchange Rate has increased from 1.00 to 2.00, it means the value of one U.S. dollar (as measured against the Indian rupee) has increased from INR1.00 to INR2.00. Conversely, a decrease in the USDINR exchange rate means that the value of the U.S. dollar has decreased relative to the Indian rupee.

The Notes are a series of debt securities issued by Citigroup Funding under the senior debt indenture described in the accompanying prospectus supplement and prospectus and any payments due under the Notes are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be US$50,000,000 (50,000 Notes). The Notes will mature on May 16, 2011, will constitute part of the senior debt of Citigroup Funding, and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. As a result of the Citigroup Inc. guarantee, any payments due under the Notes, including payment of any principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of US$1,000 per Note and integral multiples thereof. The CUSIP number for the Notes is 1730T0LC1.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

The Notes will pay a fixed coupon at maturity of 5.656% per annum (2.65% for the term of the Notes).

Payment at Maturity

The Notes will mature on May 16, 2011. If the Final Exchange Rate is less than or equal to the Strike Exchange Rate, at maturity you will receive a payment of principal equal to US$1,000 principal amount per note. If the Final Exchange Rate is greater than the Strike Exchange Rate, at maturity you will receive US$1,000 minus the product of (i) US$1,000 and (ii) the Currency Percentage Change per note. In this case, at maturity you will receive a payment of principal that is less than your investment in the Notes and could be zero. Thus, in this case your investment in the Notes will result in a loss of principal.

Currency Percentage Change

The Currency Percentage Change will equal the following fraction, expressed as a percentage:

Final Exchange Rate – Strike Exchange Rate
Final Exchange Rate

The Final Exchange Rate will equal the USDINR Exchange Rate on the Valuation Date.

The Strike Exchange Rate is equal to 46.20.

The Valuation Date means the second Business Day before maturity.

The USDINR Exchange Rate, expressed as the amount of Indian rupees per one U.S. dollar, will equal the U.S. dollar/ Indian rupee exchange rate in the global spot foreign exchange market, as reported by Reuters on Page “RBIB,” or any substitute page, on any relevant date.

If the USDINR Exchange Rate is not so reported on Reuters Page “RBIB,” or any substitute page thereto, then the USDINR Exchange Rate will be calculated on the basis of the arithmetic mean of the spot quotations received by the Calculation Agent at the relevant time for the purchase or sale for deposits in Indian rupees by the London, England offices of three leading banks engaged in the interbank market (selected by the Calculation Agent after consultation with Citigroup Funding) (the “Reference Banks”). If fewer than three Reference Banks provide those spot quotations, then the USDINR Exchange Rate will be calculated on the basis of the arithmetic mean of the spot quotations received by the Calculation Agent from two leading commercial banks in New York City (selected by the Calculation Agent after consultation with Citigroup Funding), for the purchase or sale for deposits Indian rupees. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the USDINR Exchange Rate will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances.

The U.S. dollar Exchange Rate used to measure the performance of the U.S. dollar relative to the Indian rupee is expressed as an amount of Indian rupees that can be exchanged for one U.S. dollar. Thus, an increase in the USDINR Exchange Rate means that the value of the U.S. dollar has increased relative to the Indian rupee. For example, if the USDINR Exchange Rate has increased from 1.00 to 2.00, it means the value of one U.S. dollar (as measured against the Indian rupee) has increased from INR1.00 to INR2.00. Conversely, a decrease in the USDINR Exchange Rate means that the value of the U.S. dollar has decreased relative to the Indian rupee.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York, London or Mumbai are authorized or obligated by law or executive order to close.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Default Interest Rate

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 1.25% per annum on the unpaid amount due. If default interest is required to be calculated for a period of less than one year, it will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Paying Agent and Trustee

Citibank N.A., will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The Calculation Agent for the Notes will be Citigroup Financial Products Inc., an affiliate of Citigroup Funding. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Citigroup Financial Products is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

THE USDINR EXCHANGE RATE

General

The UDINR Exchange Rate is the foreign exchange spot rate that measures the relative values of the U.S. dollar and the Indian rupee. The USDINR Exchange Rate is expressed as the amount of Indian rupees that can be exchanged for one U.S. dollar. Thus, an increase in the value of the U.S. dollar relative to the Indian rupee will cause an increase in the USDINR Exchange Rate, while a decrease in the value of the U.S. dollar relative to the Indian rupee will cause a decrease in the USDINR Exchange Rate.

The Indian rupee is the official currency of the Republic of India.

We have obtained all information in this pricing supplement relating to the USDINR Exchange Rate from public sources, without independent verification. Currently the USDINR Exchange Rate is published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of the U.S. dollar relative to the Indian rupee, as measured by the USDINR Exchange Rate, will be determined as described in “Description of the Notes” above.

Historical Data on the USDINR Exchange Rate

The following table sets forth, for each of the quarterly periods indicated, the high and low closing values of the USDINR Exchange Rate, as reported by Reuters. The historical data on the USDINR Exchange Rate are not indicative of the future performance of the USDINR Exchange Rate or what the value of the Notes may be. Any historical upward or downward trend in the USDINR Exchange Rate during any period set forth below is not an indication that the value of the U.S. dollar relative to the Indian rupee is more or less likely to increase or decrease at any time over the term of the Notes.

	USDINR Exchange Rate
	High	Low
2005
Quarter
First	44.02	43.36
Second	43.83	43.30
Third	44.12	43.39
Fourth	46.33	44.09
2006
Quarter
First	45.05	44.07
Second	46.43	44.61
Third	46.95	45.86
Fourth	45.84	44.23
2007
Quarter
First	44.61	43.14
Second	43.15	40.45
Third	41.57	39.70
Fourth	39.85	39.27
2008
Quarter
First	40.77	39.27
Second	43.15	39.89
Third	46.94	41.89
Fourth	50.52	46.88
2009
Quarter
First	52.06	48.37
Second	50.53	46.84
Third	49.40	47.54
Fourth	47.86	45.91
2010
Quarter
First	46.81	44.94
Second	47.57	44.33
Third	47.33	44.92
Fourth (through November 12)	44.74	44.03

The USDINR Exchange Rate appearing on Reuters Page “RBIB,” on November 12, 2010 was 44.64.

The following graph shows the daily closing values of the USDINR Exchange Rate in the period from January 3, 2005 through November 12, 2010 using historical data obtained from Reuters. Past movements of the USDINR Exchange Rate are not indicative of future values of the USDINR Exchange Rate.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS2

The following discussion is a summary of certain U.S. federal income tax consequences that may be relevant to initial holders of the Notes who will hold the Notes as capital assets. All references to “holders” are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction, or persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the Notes and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE NOTES SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the Notes (a “U.S. Holder”), under the characterization of the Notes agreed to above.

No statutory, administrative or judicial authority directly addresses the treatment of the notes for U.S. federal income tax purposes. The characterization of the notes for such purposes therefore is uncertain. Prospective investors should consult their tax advisors regarding the characterization of the notes. In general, however, U.S. holders should expect to include amounts received as coupons on the notes as ordinary interest income at the time that such payments are accrued or are received (in accordance with the holder’s method of tax accounting). Upon the sale or other taxable disposition of a note, a holder generally will recognize capital gain or loss equal to the difference between the amount realized on such disposition and such holder’s tax basis in such note, and such gain or loss generally will be short-term capital gain or loss.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

In the case of a holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”), the coupon payments with respect to the notes should not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form).

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any capital gain realized upon the maturity, sale or other disposition of the Notes by a Non-U.S. Holder, unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies,

[2]	Subject to Tax Review

is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to any payments received or gain realized on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets Inc., as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, US$50,000,000 principal amount of Notes (50,000 Notes) at US$1,000 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement. If all the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term Notes, Series D

US$50,000,000 principal amount

Notes Linked to the USDINR

Due May 16, 2011

(US$1,000 Principal Amount per Note) Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

November 12, 2010

(Including Prospectus Supplement dated

February 18, 2009 and Prospectus dated

February 18, 2009)